CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015

EXPRESSED IN CANADIAN DOLLARS

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
June 30, 2015
(Expressed in Canadian Dollars)

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars - unaudited)

	June 30,	December 31,
	2015	2014
	$	$
Assets

Current
Cash and cash equivalents (Note 3)	17,926,747	494,878
Receivables	78,453	30,237
Prepaid expenses (Note 4)	448,289	176,151
	18,453,489	701,266

Property and equipment (Note 5)	588	7,816

Exploration and evaluation assets (Note 6)	68,525,153	67,312,235

Reclamation bonds (Note 7)	737,220	654,637

	87,716,450	68,675,954

Liabilities

Current
Accounts payable and accrued liabilities (Note 8)	1,371,465	2,236,845
Note payable (Note 6)	-	2,500,000
	1,371,465	4,736,845

Shareholders' equity
Capital stock (Note 9)	111,690,762	86,500,845
Reserves (Note 9)	6,167,505	6,279,765
Deficit	(31,513,282)	(28,841,501)
	86,344,985	63,939,109

	87,716,450	68,675,954

Nature and Continuance of Operations (Note 1), Commitments (Note 14), Subsequent Event (Note 15)

These condensed interim consolidated financial statements are authorized for issuance by the Board of Directors on August 14, 2015.

On Behalf of the Board of Directors:

“Jonathan Awde”	“Richard Silas”
Jonathan Awde, Director	Richard Silas, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars - unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
	$	$	$	$

Expenses
Advertising and promotion	9,177	-	9,177	-
Bank charges and interest	3,548	26,002	18,997	34,567
Consulting fees	74,908	273,906	218,403	410,464
Depreciation	3,614	4,364	7,228	8,728
Foreign exchange loss (gain)	110,501	(14,099)	56,848	69,159
Insurance	26,709	21,946	54,070	49,379
Investor relations	70,719	72,004	149,084	113,198
Management fees	213,525	147,250	360,775	294,500
Office	54,723	50,323	109,347	110,105
Professional fees	168,357	160,575	237,853	343,546
Regulatory and shareholders service	23,473	39,580	79,485	102,079
Rent	41,985	33,768	79,982	67,687
Reversal of payables	-	(202,893)	-	(202,893)
Share-based compensation (Note 9)	-	56,842	237,671	945,068
Travel and related	136,135	190,723	323,459	338,041
Wages and salaries	97,912	324,398	181,043	409,210

	(1,035,286)	(1,184,689)	(2,123,422)	(3,092,838)

Write down of exploration and evaluation assets (Note 6)	-	-	(903,082)	(1,401,452)
Interest income	4,501	-	4,792	318

Loss and comprehensive loss for the period	(1,030,785)	(1,184,689)	(3,021,712)	(4,493,972)

Basic and diluted loss per share	(0.01)	(0.01)	(0.02)	(0.04)

Weighted average number of common
shares outstanding	154,309,260	112,445,113	145,102,518	105,358,446

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars - unaudited)

	For the six months ended June 30,
	2015		2014
	$		$
Cash flows used in operating activities
Net loss for the period		(3,021,712)		(4,493,972)
Items not affecting cash and cash equivalents:
Depreciation		7,228		8,728
Share-based compensation		237,671		945,068
Write down of exploration and evaluation assets		903,082		1,401,452
Unrealized foreign exchange		(51,027)		-
Changes in non-cash working capital items
(Increase) in receivables		(48,216)		(9,422)
(Increase) decrease in prepaid expenses		(272,138)		42,339
(Decrease) in accounts payable and accrued liabilities		(230,688)		(147,366)
		(2,475,800)		(2,253,173)

Cash flows used in investing activities
Reclamation bonds		(31,556)		(63,944)
Exploration and evaluation assets expenditures		(3,433,128)		(8,436,865)
		(3,464,684)		(8,500,809)

Cash flows from financing activities
Proceeds from share issuances		27,390,421		10,935,716
Share issuance costs		(1,518,068)		(772,256)
Repayment of note payable		(2,500,000)		-
		23,372,353		10,163,460

Net change in cash and cash equivalents		17,431,869		(590,522)

Cash and cash equivalents, beginning of period		494,878		1,221,192

Cash and cash equivalents, end of period		17,926,747		630,670

Non-cash transactions
Exploration and evaluation assets expenditures in accounts payable at period end		510,289		541,443
Share issuance costs in accounts payable at period end		682,436		-
Reclassification of forfeited stock options from reserves to deficit		349,931		-
Shares issued for exploration and evaluation assets		-		4,070,000
Promissory note issued for exploration and evaluation assets		-		2,500,000

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars - unaudited)

	Number of Shares Issued	Capital Stock	Reserves	Deficit	Total Shareholders' Equity
		$	$	$	$
Balance at December 31, 2013	91,756,618	65,327,042	4,843,150	(17,132,864)	53,037,328

Shares issued for cash	15,188,495	10,935,716	-	-	10,935,716
Shares issued for exploration and e valuation assets	5,500,000	4,070,000	-	-	4,070,000
Share issuance costs	-	(772,256)	-	-	(772,256)
Share-based compensation	-	-	945,068	-	945,068
Net loss for the period	-	-	-	(4,493,972)	(4,493,972)
Balance at June 30, 2014	112,445,113	79,560,502	5,788,218	(21,626,836)	63,721,884

Shares issued for cash	9,850,000	6,886,427	-	-	6,886,427
Shares issued for exploration and evaluation assets	1,250,000	737,500	-	-	737,500
Shares issued for debt settlement	194,765	134,388	-	-	134,388
Share issuance costs	-	(817,972)	-	-	(817,972)
Share-based compensation	-	-	491,547	-	491,547
Net loss for the period	-	-	-	(7,214,665)	(7,214,665)
Balance at December 31, 2014	123,739,878	86,500,845	6,279,765	(28,841,501)	63,939,109

Shares issued for cash	44,029,661	27,390,421	-	-	27,390,421
Share issuance costs	-	(2,200,504)	-	-	(2,200,504)
Share-based compensation	-	-	237,671	-	237,671
Stock options forfeited	-	-	(349,931)	349,931	-
Net loss for the period	-	-	-	(3,021,712)	(3,021,712)
Balance at June 30, 2015	167,769,539	111,690,762	6,167,505	(31,513,282)	86,344,985

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015
(Expressed in Canadian Dollars - unaudited)

NOTE 1 - Nature and Continuance of Operations

Gold Standard Ventures Corp. (the “Company”) was incorporated on February 6, 2004 under the Business Corporations Act of British Columbia and is listed for trading on the TSX Venture Exchange (“TSX-V”) under the symbol V.GSV. On June 12, 2012, the Company began to trade on the NYSE MKT under the symbol “GSV”.

The Company’s head office, principal address and registered and records office is located at Suite 610 – 815 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1B4.

The Company’s exploration and evaluation assets are at the exploration stage and are without a known body of commercial ore.  The business of exploring for minerals involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities.  The amounts shown as exploration and evaluation assets costs represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values.  The recoverability of the amounts shown for exploration and evaluation assets costs is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at June 30, 2015, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations.

NOTE 2 - Significant Accounting Policies and Basis of Preparation

The following is a summary of significant accounting policies used in the preparation of these condensed interim consolidated financial statements.

Statement of compliance
These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

This condensed interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  It is therefore recommended that this financial report be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2014.

The accounting policies applied in preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2014.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015
(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Basis of presentation
These condensed interim consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable.  The condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Basis of consolidation
These condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, JKR Gold Resources Inc., JKR Gold Resources (USA) Inc., JMD Exploration Corp. and Gold Standard Ventures (US) Inc. The Company’s Canadian subsidiaries are holding companies while its US subsidiaries are operating companies. All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and each of its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than Canadian dollars are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in comprehensive loss.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, valuation of share-based compensation, and recognition of deferred tax amounts.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015
(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Use of estimates (continued)
Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Standards issued or amended but not yet effective
A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the six months ended June 30, 2015 and have not been applied in preparing these condensed interim consolidated financial statements. The Company is currently considering the possible effects of the new and revised standards which will be effective to the Company’s consolidated financial statements for the year ending December 31, 2016 or later:

•
IFRS 9 – Financial Instruments: Applies to classification and measurement of financial assets and liabilities as defined in IAS 39. It is to be effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company does not expect any effect on the Company’s consolidated financial statements.

NOTE 3 – Cash and Cash Equivalents

	June 30, 2015	December 31, 2014
	$	$
Cash at bank	17,807,529	482,334
Cash held in lawyers’ trust account	119,218	12,544
	17,926,747	494,878

NOTE 4 – Prepaid Expenses

	June 30, 2015	December 31, 2014
	$	$
Prepaid expenses	236,161	163,863
Deposits	212,128	12,288
	448,289	176,151

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015
(Expressed in Canadian Dollars - unaudited)

NOTE 5 - Property and Equipment

	Leasehold improvements	Furniture and fixtures	Total
	$	$	$
Cost:
At December 31, 2014 and June 30, 2015	65,275	22,008	87,283
Depreciation:
At December 31, 2014	58,751	20,716	79,467
Charge for the period	6,524	704	7,228
At June 30, 2015	65,275	21,420	86,695
Net book value:
At December 31, 2014	6,524	1,292	7,816
At June 30, 2015	-	588	588

	Leasehold improvements	Furniture and fixtures	Total
	$	$	$
Cost:
At December 31, 2013 and December 31, 2014	65,275	22,008	87,283
Depreciation:
At December 31, 2013	45,695	16,315	62,010
Charge for the year	13,056	4,401	17,457
At December 31, 2014	58,751	20,716	79,467
Net book value:
At December 31, 2013	19,580	5,693	25,273
At December 31, 2014	6,524	1,292	7,816

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015
(Expressed in Canadian Dollars - unaudited)

NOTE 6 – Exploration and Evaluation Assets

Expenditures for the fiscal period related to exploration and evaluation assets located in Nevada, USA are as follows:

	Railroad-Pinion	Crescent Valley	Camp Douglas	Total
	$	$	$	$

Balance as at December 31, 2013	46,763,903	3,284,450	3,040,682	53,089,035

Property acquisition and staking costs	13,542,500	-	-	13,542,500
Exploration expenses
Claim maintenance fees	159,483	145,227	52,763	357,473
Consulting	1,111,410	10,752	10,254	1,132,416
Data analysis	147,524	-	-	147,524
Drilling	2,018,296	-	-	2,018,296
Equipment rental	4,150	-	-	4,150
Geological	385,313	42,248	22,481	450,042
Lease payments	818,920	202,298	76,229	1,097,447
Sampling and processing	799,251	440	-	799,691
Site development	321,993	-	-	321,993
Supplies	260,037	425	-	260,462
Travel	79,455	-	-	79,455
	19,648,332	401,390	161,727	20,211,449

Write down of exploration and evaluation assets	-	(3,318,903)	(2,669,346)	(5,988,249)

Balance as at December 31, 2014	66,412,235	366,937	533,063	67,312,235

Exploration expenses
Claim maintenance fees	183,481	-	-	183,481
Consulting	571,277	-	-	571,277
Data Analysis	35,773	-	-	35,773
Drilling	577,352	-	-	577,352
Geological	266,604	-	-	266,604
Lease payments	92,563	3,082	-	95,645
Metallurgy	8,224	-	-	8,224
Permits	7,884	-	-	7,884
Sampling and processing	149,009	-	-	149,009
Site development	58,493	-	-	58,493
Supplies	136,126	-	-	136,126
Travel	26,132	-	-	26,132
	2,112,918	3,082	-	2,116,000

Write down of exploration and evaluation assets	-	(370,019)	(533,063)	(903,082)

Balance as at June 30, 2015	68,525,153	-	-	68,525,153

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015
(Expressed in Canadian Dollars - unaudited)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project

In August 2009, the Company entered into an agreement to acquire a 100% interest in certain claims comprising the Railroad Property in Nevada from Royal Standard Minerals, Inc (“RSM”) and its subsidiaries.  The Railroad property is subject to three underlying lease agreements as follows:
a.
Aladdin Sweepstakes Consolidated Mining Company (“Aladdin”) Lease/Purchase Agreement dated August 1, 2002; whereby RSM was granted the option to purchase the property on or before August 1, 2009 for a lump sum payment of US$2,000,000 less any lease payments as credits towards the payment, subject to a retained 1% NSR.  As of August 2009, RSM had made total lease payments of $235,000.

b.
Tomera Mining Lease dated January 22, 2003, which is subject to annual lease payments and expiring in January 2011. This lease is also subject to a 5% NSR.  The lease was not extended in January 2011 but was replaced with five separate leases which were entered into in September 2010 as described below.

c.	Sylvania Mining Lease Agreement dated December 1, 2005 which is subject to annual lease payments and expiring in December 2021. This lease is also subject to a 5 % NSR.

To acquire the interest in the Railroad property, the Company must:
•	Pay the remaining balance of US$1,765,000 to Aladdin (paid)
•	Pay US$1,200,000 to RSM (paid)
•	Pay the final lease payment of US$31,800 on the Tomera Mining Lease (paid)
•	Pay the 2009 lease payment of US$8,000 on the Sylvania Mining Lease (paid)
•	Pay the 2010 lease payment of US$8,000 on the Sylvania Mining Lease (paid)
•	Pay future annual lease payments under the Sylvania Mining Lease of US$20,000 per annum until 2020.
RSM will retain a 1% NSR on the entire property and certain claims are subject to a 1.5% Mineral Production Royalty payable to Kennecott Holdings Corporation.

In September 2010, the Company entered into five mining lease agreements to acquire additional parcels of private surface and mineral rights properties contiguous with the Railroad property subject to total annual lease payments in US$ as follows:

Year
2010	$70,040	(Paid)
2011	70,040	(Paid)
2012	70,040	(Paid)
2013	78,588	(Paid)
2014	78,588	(Paid)
2015	87,137
2016	87,137
Onward	96,887

Of the five mining lease agreements, three lease agreements are subject to a 5% NSR. One of these three lease agreements has a buy-down right of 1% for US$1,000,000 in year five and a further 2% for US$3,000,000 in year eight. The lease payments are required to be paid on each agreement’s anniversary date to keep the exploration rights in effect.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015
(Expressed in Canadian Dollars - unaudited)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project (continued)

In April 2011, the Company entered into a minerals lease and agreement with Newmont USA Limited (“Newmont”) to lease four sections and acquire a 100% right to prospect and explore for minerals on and beneath the leased lands. Two of the four sections are staked public lands, which carry no underlying royalty. The other two sections are private surface and minerals lands subject to a total annual lease payment of US$39,680 and an underlying 5% net smelter royalty. Under the terms of the agreement, the Company is required to spend a minimum of US$100,000 on exploration before the second anniversary date (incurred) and to maintain the lease. The Company will be subject to escalating yearly work commitments in the aggregate amount of US$2,500,000 as follows:

Year
2013	US$100,000	(Incurred)
2014	200,000	(Incurred)
2015	450,000	(Incurred)
2016	750,000
2017	1,000,000

Beginning in 2018, the Company will be subject to an annual work commitment of US$300,000, or the Company will be required to pay an annual rental payment of US$33,600 to Newmont.

Newmont has a first back-in right on or before delivery of a positive feasibility study, enabling Newmont to earn a 51% interest in the lease by incurring expenditures totaling 150% of the expenditures made by the Company. If Newmont elects not to exercise the back-in right, Newmont will deed the claims and assign the leases on the leased lands to the Company in exchange for the Company’s executing a royalty deed conveying a 3% NSR on the claims and a 1% NSR on the leased lands to Newmont. If Newmont exercises its first back-in right, it has a second back-in right to earn an additional 19% interest in the lease by expending an additional 100% of the expenditures made by the Company. The project would then revert to a joint venture between Newmont (70%) and the Company (30%).

Between October 2011 to May 2012, the Company entered into various mining lease agreements to acquire a 100% interest in certain claims, collectively known as the Pinion project (“Pinion”), for a lease term of ten years with an option to extend the lease term for an additional ten years. These leases are subject to total annual lease payments in US$ as follows:

Year
2011	$ 63,522	(Paid)
2012	72,236	(Paid)
2013	72,236	(Paid)
2014	84,940	(Paid)
2015	86,683
2016	99,387
2017	101,130
2018	113,834
2019	115,577
2020	115,577
2021 and onward	125,829

The lease payment will be cumulatively credited to the Company’s account and will be applied against the Company’s obligation to pay the NSR payment up to 80% of the total lease payment. In addition to the lease payments, the Company paid total signing bonuses of US$53,000 with respect to the signing of the leases. Each lease is subject to a 5% NSR. The lease payments are required to be paid on each agreement’s anniversary date to keep the exploration rights in effect.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015
(Expressed in Canadian Dollars - unaudited)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project (continued)

During the year ended December 31, 2014, the Company entered into certain amendments to existing mining lease agreements to include additional mineral properties. The amendments resulted in additional lease payments totalling US$17,235. In addition to the lease payments, the Company paid total signing bonuses of US$120,600 with respect to the signing of the leases.

In October 2012, the Company entered into a letter of intent to lease a 100% right in certain patented mining claims located in Elko County, Nevada for a primary period of 10 years. The Company paid US$15,000 upon execution of the agreement and is required to make annual lease payments of US$15,000 on the first anniversary and then increasing to US$50,000 in years six to nine. The Company has the option to purchase the property for US$1,500,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$75,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments paid will be credited against future NSR payments.

In October 2012, the Company entered into a surface use agreement with a primary term of 10 years, with provisions for extension after that. The surface use agreement is subject to an annual lease payment of US$20,103. The Company has the option to purchase the property for US$8,934,640 and must purchase the property prior to commencing production.

In November 2012, the Company entered into a mining lease agreement to lease a 100% interest in certain mineral rights for a period of 12 years. The Company paid an initial amount of US$1,000,000 and annual lease payments of US$175,000 upon execution of the agreement. The annual lease payments increase by 5% each year.  Under the terms of the agreement, the Company is required to spend a minimum of US$500,000 on exploration during the first year of the lease term (incurred), US$750,000 during the second year of the lease term (incurred), and US$1,000,000 per year for the remainder of the lease term, with the option of making a cash payment to the vendor of any shortfall.  The lease agreement is subject to a 5% NSR with a buy-down option of 3% for US$3,500,000 in year one through six or for US$7,000,000 in year seven through twelve.  The Company, prior to commencing production on the property and after having exercised its buy-down option of the NSR, has an option to purchase the property for an amount of US$25,000,000.  If the Company exercises the purchase option, 70% of the initial amount will be credited towards the purchase price and 70% of all annual lease payments will be credited against future NSR payments.   The Company has the option to extend the lease for an additional 10 years by paying US$1,000,000 and making annual lease payments of US$500,000 per year, increasing annually in the amount of 5% of the previous year’s annual lease payment. After the third anniversary, the Company can terminate this agreement by making a cash payment equal to the lease payments for the following two years of the lease term.

In December 2012, the Company entered into a mining lease and option to purchase agreement to lease a 100% right in certain patented mining claims located in Elko County, Nevada for a primary period of 10 years. The Company paid US$20,000 upon execution of the agreement and is required to make annual lease payments of US$20,000 on the first anniversary and then increasing to US$35,000 in years six to nine. The Company has the option to purchase the property for US$1,000,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR with a buy-down option of 2% for US$2,000,000 and a further 1% for US$1,500,000. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$50,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

In July 2013, the Company entered into a letter of intent to lease a 100% right in certain patented mining claims for a primary period of 10 years located in Elko County, Nevada. The Company paid US$25,000 upon execution of the agreement and is required to make annual lease payments of US$25,000 on the first anniversary and then increasing to US$43,750 in years six to nine. The Company has the option to purchase the property for US$1,250,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR with a buy-down option of 2% for US$2,000,000 and a further 1% for US$1,000,000. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$62,500 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015
(Expressed in Canadian Dollars - unaudited)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project (continued)

In March 2014, the Company entered into an agreement with Scorpio Gold Corp. (“Scorpio”) to acquire a certain portion of the Pinion Gold Deposit (“Pinion Gold Deposit”), which is contiguous to the south of the Company’s flagship Railroad Gold Project in Elko County, Nevada.

Total consideration consisted of:
(1)	An upfront $250,000 non-refundable deposit (paid);
(2)	A cash payment of $5,750,000 payable upon closing (paid);
(3)	Share consideration of 5,500,000 common shares of the Company payable upon closing (issued at a value of $4,070,000);
(4)
A cash payment of $2,500,000 payable one year from closing (issued a promissory note of $2,500,000 with an interest rate of 3% per annum secured by the Pinion Gold Deposit. The promissory note was repaid in March 2015;

(5)
Upon delivering a NI 43-101-compliant resource exceeding 1 million ounces of gold at the Pinion Gold Deposit, the Company will issue to Scorpio a further 1,250,000 common shares (issued at a value of $737,500) (Note 9);

(6)
Additional cash consideration of $1,500,000 to $3,000,000 will be payable by the Company if the Company enters into a transaction whereby it sells a majority of the Company for consideration exceeding $100,000,000.

In conjunction with the acquisition of the Pinion Gold Deposit, the Company paid $75,000 for an exclusive dealing agreement with Scorpio and an advisory fee of $160,000.

The Pinion Gold Deposit is subject to five underlying lease agreements which require total annual lease payments of US$47,931 in 2014 and then increasing to US$49,090 in 2017.

The Pinion Gold Deposit is subject to a maximum of 5% NSR pursuant to various underlying lease agreements and royalty agreements.

In September 2014, the Company entered into a mining lease with option to purchase agreement to lease a 100% right in certain unpatented mining claims for a primary period of 10 years located in Elko County, Nevada. The Company paid US$50,000 upon execution of the agreement and is required to make annual lease payments of US$30,000 on the first anniversary and then increasing to US$90,000 in years six to nine. The Company has the option to purchase the property for US$1,500,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR with a buy-down option of 1% for US$1,000,000 before the fifth anniversary and a further 1% for US$1,500,000 before the tenth anniversary. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$100,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

In January 2015, the Company entered into a mining lease with option to purchase agreement to lease a 100% right in certain unpatented mining claims for a primary period of 10 years located in Elko County, Nevada. The Company paid US$15,000 upon execution of the agreement and is required to make annual lease payments of US$8,000 on the first anniversary and then increasing to US$20,000 in years six to nine. The Company has the option to purchase the property for US$150,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 3% NSR with a buy-down option of 1% for US$150,000 before the fifth anniversary and a further 1% for US$250,000 before the tenth anniversary. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$25,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015
(Expressed in Canadian Dollars - unaudited)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Crescent Valley North Project

In September 2009, the Company entered into an option agreement to acquire a 100% interest in four lease agreements, collectively known as the Crescent Valley North property ("CVN") from Aurelio Resources Corporation ("Aurelio").

In March 2014, based on an internal review of the property, the Company recorded a write-down of $1,277,189.  The recoverable amount was determined based on the fair value less costs of disposal within Level 3 of the fair value hierarchy.  A market approach valuation technique was used to determine the recoverable amount based on comparable mineral properties in comparable companies.

In May 2014, and as amended in August 2014, October 2014, January 2015 and March 2015, the Company entered into a binding letter of intent (“LOI”) to sell the CVN and Camp Douglas projects to Tanqueray Exploration Ltd. (“Tanqueray”) for total consideration of $900,000 consisting of a cash payment of $300,000 and 12,000,000 common shares of Tanqueray at a fair value price of $0.05 per share. The closing was expected to occur on or about May 31, 2015, subject to certain conditions, including the satisfaction of respective due diligence investigations, Tanqueray raising $1.5 million, acceptance of the TSX-V and, where applicable, approval by Tanqueray’s shareholders. Based on the latest amendment of the LOI, the Company recorded a further write-down of $2,041,714.

In April and May 2015, the Company terminated all underlying lease agreements related to the CVN project. As a result, the Company recorded a further write-down of $370,019 and terminated the LOI with Tanqueray.

Camp Douglas Project

In August 2010, the Company entered into a mining lease and option to purchase agreement with Diversified Inholdings, LLC, a US company, to acquire, subject to a 4% NSR, a 100% interest in the Camp Douglas project consisting of certain unpatented mineral claims in Mineral County, Nevada.  Under the terms of the agreement, the Company was to pay cumulative lease payments of US$550,000 and incur exploration expenditures of US$900,000 by August 2018.  The Company had paid US$280,000 in lease payments and fulfilled the accumulated work commitment of US$900,000 in exploration expenditures.

In March 2014, based on an internal review of the property, the Company recorded a write-down of $124,263.  The recoverable amount was determined based on the fair value less costs of disposal within Level 3 of the fair value hierarchy.  A market approach valuation technique was used to determine the recoverable amount based on comparable mineral properties in comparable companies.

Pursuant to the LOI with Tanqueray, the Company was attempting to sell the CVN and Camp Douglas projects to Tanqueray for total consideration of $900,000. Based on the latest amendment of the LOI, the Company recorded a further write-down of $2,545,083.

In April 2015, the Company terminated the mining lease and option to purchase agreement with Diversified Inholdings, LLC. As a result, the Company recorded a further write-down of $533,063 and terminated the LOI with Tanqueray.

NOTE 7 - Reclamation Bonds

In relation to its exploration and evaluation assets, the Company has posted reclamation bonds of $737,220 (US$590,248) (December 31, 2014 - $654,637 (US$564,293)).

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015
(Expressed in Canadian Dollars - unaudited)

NOTE 8 – Accounts Payable and Accrued Liabilities

	June 30, 2015	December 31, 2014
	$	$
Accounts payable	1,222,115	1,911,980
Accrued liabilities	149,350	324,865
	1,371,465	2,236,845

NOTE 9 - Share Capital and Reserves

Authorized Share Capital

Unlimited number of common shares without par value.

Issued Share Capital

In March 2014, the Company completed a public offering of 15,188,495 units at a price of $0.72 per unit for proceeds of $10,163,460 net of cash commission and expenses of $772,256. Each unit comprises one common share of the Company and one-half of one common share purchase warrant. The Company issued 7,594,248 warrants exercisable at $1.00 per share for a period of two years.

In March 2014, the Company issued 5,500,000 common shares at a value of $4,070,000 to Scorpio pursuant to the acquisition of the Pinion Gold Deposit (Note 6).

In August 2014, the Company completed a public offering whereby 9,850,000 shares at US$0.64 (equivalent to $0.6991) per share were issued for proceeds of $6,068,455 net of cash commissions and expenses of $817,972.

In October 2014, the Company issued 194,765 common shares at a value of $134,388 to settle the balance of a resignation payment of $144,637 due to a former director and officer, resulting in a gain of $10,249.

In November 2014, the Company issued 1,250,000 common shares of the Company at a value of $737,500 to Scorpio pursuant to the acquisition of the Pinion Gold Deposit (Note 6).

In February 2015, the Company completed a public offering of 19,032,000 common shares of the Company at a price of US$0.47 (equivalent to $0.5854) per share for proceeds of $9,854,637 net of cash commissions and expenses of $1,287,305.

In May 2015, the Company completed a private placement of 24,997,661 common shares of the Company at a price of $0.65 per share for proceeds of $15,335,280, net of cash commissions and expenses of $913,199.

Share Purchase Warrants

A summary of share purchase warrant activities are as follows:

	Number of warrants	Weighted average exercise price
		$
Outstanding at December 31, 2013	-	-
Issued	7,594,248	1.00
Outstanding at December 31, 2014 and June 30, 2015	7,594,248	1.00

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015
(Expressed in Canadian Dollars - unaudited)

NOTE 9 - Share Capital and Reserves – (continued)

Share Purchase Warrants (continued)

A summary of the share purchase warrants outstanding and exercisable at June 30, 2015 is as follows:

Exercise Price	Number Outstanding		Expiry Date
$
1.00	7,594,248	*	March 4, 2016

* These warrants are subject to an acceleration clause whereby if the closing price of the Company’s shares is equal to or exceeds $1.35 per share for a period of 15 consecutive trading days then the Company will have the right to accelerate the expiry dates of the warrants upon 30 days notice.

Stock Options

The Company has a Stock Option Plan whereby the maximum number of common shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant.  The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX-V). Options may be granted for a maximum term of ten years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as director or officer of the Company and, in the case of death, expire within one year thereafter. Upon death, the options may be exercised by legal representation or designated beneficiaries of the holder of the option.

In March 2014, the Company granted 2,179,000 stock options for a period of four years, valued at $0.64 per option for a total value of $888,226 calculated using the Black-Scholes option pricing model assuming a life expectancy of four years, a risk free rate of 1.29%, a forfeiture rate of 0%, and volatility of 78%.

In June 2014, the Company granted 125,000 stock options for a period of five years, valued at $0.66 per option for a total value of $56,842 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.57%, a forfeiture rate of 0%, and volatility of 80%.

In September 2014, the Company granted 1,080,000 stock options for a period of five years, valued at $0.68 per option for a total value of $491,547 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.70%, a forfeiture rate of 0%, and volatility of 78%.

In February 2015, the Company granted 600,000 stock options for a period of three years, valued at $0.35 per option for a total value of $210,288 calculated using the Black-Scholes option pricing model assuming a life expectancy of three years, a risk free rate of 0.45%, a forfeiture rate of 0%, and volatility of 81%. The Company further granted 75,000 stock options for a period of five years, valued at $0.37 per option for a total value of $27,443 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.74%, a forfeiture rate of 0%, and volatility of 75%.  In addition, 356,000 stock options were forfeited with a weighted average exercise price of $1.16 per option expiring from April 5, 2016 to September 12, 2019. As a result, the fair value of $349,931 attributable to these stock options was transferred from reserve to deficit.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015
(Expressed in Canadian Dollars - unaudited)

NOTE 9 - Share Capital and Reserves – (continued)

Stock Options (continued)

A summary of stock options activities are as follows:

	Number of options	Weighted average exercise price
		$
Outstanding at December 31, 2013	5,975,000	0.94
Granted	3,384,000	0.78
Outstanding at December 31, 2014	9,359,000	0.88
Granted	675,000	0.63
Forfeited	(356,000)	1.16
Outstanding at June 30, 2015	9,678,000	0.85

A summary of the stock options outstanding and exercisable at June 30, 2015 is as follows:

Exercise Price	Number Outstanding and Exercisable		Expiry Date
$
0.65	1,305,000	*	July 13, 2015
0.82	200,000		October 6, 2015
0.71	700,000		January 25, 2016
1.27	400,000		March 17, 2016
1.40	150,000		April 5, 2016
1.26	155,000		June 29, 2016
1.16	715,000		February 2, 2017
1.82	150,000		March 29, 2017
2.73	25,000		June 1, 2017
1.68	50,000		August 30, 2017
1.68	20,000		September 4, 2017
1.81	150,000		September 5, 2017
0.63	600,000		February 11, 2018
0.79	2,129,000		March 18, 2018
0.76	1,669,000		May 23, 2018
0.71	125,000		June 2, 2019
0.77	1,060,000		September 12, 2019
0.63	75,000		February 17, 2020
	9,678,000

* Subsequent to June 30, 2015, 1,305,000 stock options expired unexercised.

The stock option reserve records items recognized as share-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If vested options expire unexercised or are forfeited, the amount recorded is transferred to deficit.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015
(Expressed in Canadian Dollars - unaudited)

NOTE 10 - Segmented Information

The Company has one operating segment, being the acquisition and exploration of exploration and evaluation assets.  Geographic information is as follows:

	As at June 30, 2015
	Canada	US	Total
	$	$	$
Reclamation bonds	-	737,220	737,220
Property and equipment	588	-	588
Exploration and evaluation assets	-	68,525,153	68,525,153
	588	69,262,373	69,262,961

	As at December 31, 2014
	Canada	US	Total
	$	$	$
Reclamation bonds	-	654,637	654,637
Property and equipment	6,232	1,584	7,816
Exploration and evaluation assets	-	67,312,235	67,312,235
	6,232	67,968,456	67,974,688

NOTE 11 - Related Party Transactions

During the six months ended June 30, 2015, the Company entered into the following transactions with related parties, not disclosed elsewhere in these financial statements:

i.	As at June 30, 2015, $38,078 (December 31, 2014 - $63,060) was included in accounts payable and accrued liabilities owing to companies controlled by directors and officers of the Company.

ii.	As at June 30, 2015, advances of $7,480 (December 31, 2014 - $nil), on account of future expenses was included in prepaid expenses to a company controlled by a director and officer of the Company.

Summary of key management personnel compensation:

	For the six months ended June 30,
	2015	2014
	$	$
Management fees	360,775	294,500
Exploration and evaluation assets expenditures	-	107,987
Wages and salaries	-	238,895
Share-based compensation	-	863,960
	360,775	1,505,342

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015
(Expressed in Canadian Dollars - unaudited)

 NOTE 12 - Capital Disclosure and Management

The Company considers its capital structure to include the components of shareholders’ equity.  Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. As an exploration stage company, the Company is currently unable to self-finance its operations.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financings will be favourable.

The Company’s share capital is not subject to any external restrictions and the Company did not change its approach to capital management during the period.

NOTE 13 - Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•      Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•      Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•      Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, receivables, reclamation bonds, accounts payable and accrued liabilities, and note payable.  The fair value of these financial instruments, other than cash and cash equivalents, approximates their carrying values due to the short-term nature of these instruments. Cash and cash equivalents are measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

a)	Currency risk

The Company conducts exploration and evaluation activities in the United States.  As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at June 30, 2015, the Company had a net monetary asset position of US$1,999,038. Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $20,000.

b)	Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash and cash equivalents is held in large Canadian financial institutions and is not exposed to significant credit risk.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015
(Expressed in Canadian Dollars - unaudited)

NOTE 13 - Financial Instruments and Risk Management (continued)

d)      Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.  The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

e)      Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

NOTE 14 - Commitments

a)	Summary of commitment to office leases:

	Vancouver Office	Elko Office	Total
	$	$	$
Payable not later than one year	64,918	11,757	76,675
Payable later than one year and not later than five years	273,985	-	273,985
Payable later than five years	-	-	-
Total	338,903	11,757	350,660

b)
The Company has four separate consulting agreements with consultants, officers, and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term. The agreements require total combined payments of $54,250 per month.  Included in each agreement is a provision for a two year payout in the event of termination without cause and three year payout in the event of a change in control.

NOTE 15 – Subsequent Event

a)	In July 2015, 1,305,000 stock options with an exercise price of $0.65 expired unexercised.